

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

Via E-mail
Mr. Gregory G. Zikos
Chief Financial Officer
Costamare Inc.
60 Zephyrou Street & Syngrou Avenue
17564, Athens, Greece

   Re: **Costamare Inc.**
      Form 20-F for the year ended December 31, 2010
      Filed March 22, 2011
      File No. 001-34934

Dear Mr. Zikos:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Protection and Indemnity Insurance – Pollution coverage, page 36

1. You indicate that, as a member of a P&I association, which is a member of the International Group, you will be subject to calls payable to the P&I association based on the International Group's claim records, as well as the claim records of all other members of the association. In this regard, please disclose whether there is a cap on your liability exposure for calls payable to the P&I association and quantify such cap. In addition, please disclose the amount of any material call payables, or refunds received, for each reporting period. Also, please tell us the financial statement line item[s] that include[s] call payables to, or refunds received from, the P&I association.

Item 5. Operating and Financial Review and Propects, page 44

Critical Accounting Policies, page 67

Vessel Impairment, page 68

2.   You indicate that an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2010, suggests that five of your 43 vessels may have current market values below their carrying values. In this regard, please consider expanding your disclosure to include a table summarizing your owned vessels that details, by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2010, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would record an impairment loss for such vessels.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Juan Migone, Review Accountant, at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief